# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: APx Acquisition Corp. I, CIK 0001868573
CUSIP: G0440J109
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: UGLAND HOUSE, PO BOX 309, GRAND CAYMAN, Cayman Islands (E9), KY1-1104
Date of event which requires filing of this statement: 12/30/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001390777

## Reporting persons
- Bank of New York Mellon Corp: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 408,220; shared voting power 0; sole dispositive power 408,220; shared dispositive power 0; aggregate amount beneficially owned 408,220 (8.4% of the class)

## Item 1. Issuer
Name of issuer: APx Acquisition Corp. I
Address of issuer's principal executive offices: 714 Westview Avenue Nashville, TN 37205

## Item 2. Person Filing
Name of person filing: The Bank of New York Mellon Corporation
Address of principal business office or, if none, residence:
240 Greenwich Street
New York, NY 10286
Citizenship: Delaware, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 408,220
Percent of class: 8.4
Sole power to vote or to direct the vote: 408,220
Shared power to vote or to direct the vote: None
Sole power to dispose or to direct the disposition: 408,220
Shared power to dispose or to direct the disposition: None

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bank of New York Mellon Corp: /s/ Emily Portney, Emily Portney/Senior Executive Vice President and Global Head of Asset Servicing (01/07/2025)